Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 17, 2019

First Data

Owner-Associate Town Hall

January 16, 2019

MEGAN MEANY: Good afternoon, everybody. Thank you for joining us. We know this was a last-minute request for our special town hall today, but by now you’ve heard the news. Big day; we’ve announced that we are merging with Fiserv and I’m sure you have a lot of questions, and so I’m here joined by our Chairman and CEO, Frank Bisignano, to give you some more information and details about that.

Frank, let’s start by talking about how excited you are. Why is this so exciting for First Data and how did it all come about?

FRANK BISIGNANO: Yeah, so first of all, nothing is possible without the 24,000 owner-associates in this company. And so, you know, when you have a day like this, which don’t happen frequently, I think it’s important to recognize all the talent inside this company. All the talent from the — the — the mailroom to our — our mail operations, to our great technology orgs, to Clover, to CardConnect, to our teams in Atlanta, to our teams in Singapore, every one of you contributed to this outcome. And for me, you know, it’s bringing a lot of things to this company that we aspired to have, so let me talk to you about a couple of those.

First Data

Owner-Associate Town Hall

January 16, 2019

One, we are a much larger industrial strength company through this. And scale matters a lot. But you know, one of the things you’ve heard for a very long time, for a very long time is about leverage in the debt load, leverage in the debt load. At the conclusion of this merger, we will be an investment-grade security and we will no longer be in the class of leverage that we were. And that was one of the main objectives of this leadership team. We will be in the S&P 500, another main objective of this leadership team.

MEGAN MEANY: That’s amazing.

FRANK BISIGNANO: We will have assets that we never had: digital banking at scale and size, core deposit processing. We’re going to be able to bring assets to our current clients and then the Fiserv clients that never had many things we have. They never had a merchant-acquiring business. And so, the ability to bring all that together and create a financial profile, you know, Fiserv has been one of the best-performing stocks over the long-haul in the market. And I — I admire what they’ve done. We are now going to be able to, instead of pay down debt only, we’re going to be able to pay down debt and repurchase shares, which is something that has a tremendous opportunity to return capital to our clients.

First Data

Owner-Associate Town Hall

January 16, 2019

So how did it come about? We had a series of items that we thought about all the time: core deposit system, digital banking, deleveraging, S&P inclusion, share buyback. Those were all on our like “we want to get there” list. And it all happened today. It all happened today.

And you know, this company has had a lot of historic days —

MEGAN MEANY: — But this one —

FRANK BISIGNANO: — I think this one —

MEGAN MEANY: — Goes down in the record books.

FRANK BISIGNANO: — Is going to be a pretty historic day because you could consider the LBO a historic day. This is much different. This is a day where we are creating the world’s largest FinTech company. We’re going to have more than 20,000 engineers building world-class systems for us.

First Data

Owner-Associate Town Hall

January 16, 2019

And so, I look at all of this and think, first of all, I’m honored to be here. We had many people, senior people, who worked day and night to help get there. And you know, many members of the management committee did things that were extraordinary to get us to be able to — to close and — and move forward.

So it — it’s an incredible day for the company. I’m honored to lead it and I’m honored to be in business with you. And we’re committed to make a better company by doing this. That is the sole reason to do this, to create one of the best, if not the best FinTech company in the world.

MEGAN MEANY: To highlight this complementary combo, do you want to take a look for just a second at the financial profile of both the companies together?

FRANK BISIGNANO: Sure.

MEGAN MEANY: Because that’s — that’s the exciting part of what the merger represents for us. So we’re going to take a look and we’re going to talk about that, as well as the opportunities for clients, which is also really exciting here.

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: Yeah. I mean, first of all, we are in a client-centric business and Fiserv was in a client-centric business. The thing that’s so attractive about bringing Fiserv and First Data together is the ability to link our merchant products to their banking products. So imagine a world, I always say this, where William Alias can sell to all community banks, via a button, digital signup of Clover. That will be possible this year.

So you know, when you think about the benefits, you go to the fact that we will be able to offer digital banking at a — at a level we haven’t been able to before, and deliver also a core processing product to all about community banks. And many of those things we could bring to our larger bank partners, so this is about client benefit.

You know, I remember Fiserv bought CheckFree, so they have the best bill payment system in the world. And our ability to imbed ourselves in many of their payment systems, to generate merchant-acquiring opportunity and create imbedded solutions that are better for our clients is what the unique opportunity here for our clients and their clients are.

First Data

Owner-Associate Town Hall

January 16, 2019

MEGAN MEANY: With the pace of tech innovation, I mean it just — where we can be better, faster and bigger, right?

FRANK BISIGNANO:    Yeah.

MEGAN MEANY: What about the impact on the employees? What do we need to know? What are sort of the rules of the road moving forward? There’s a lot of watercooler talk, you know. What do we do from now until this is —

FRANK BISIGNANO: — Oh, what we do is —

MEGAN MEANY: — All official?

FRANK BISIGNANO: — Our job.

MEGAN MEANY: Okay.

FRANK BISIGNANO: The number-one thing to do is your job. You know, we are First Data. There will be a day when this transaction closes but we’re a publicly-traded company trading on the New York Stock Exchange that generates quarterly earnings and does its job for our clients every day. And that’s what every employee in the company, that’s the rule of the road for everybody working, keep doing the great job that got us here. We’ll try to do as good a job running the company as you do at your job, and try to create value and opportunity.

First Data

Owner-Associate Town Hall

January 16, 2019

I would say for employees, you know, we’ve expanded the company. And with expansion, there’s opportunity. So I — I think just do your job, do it well and — and continue to do what you’ve been doing. And you’ve done a great job for us.

MEGAN MEANY: Will there be an integration team?

FRANK BISIGNANO: There’s going to be a big integration team. But you know, one of the things Jeff and I talked about today, Jeff Yabuki, my partner at Fiserv, and we will be very — we will be partners running this company, make no doubt about it and — and we spent a bunch of meals talking about that — is a fair amount of this company is unaffected by integration.

I think infrastructure gets very affected by it. But you know, the GBS business, the international business, their core processing business, there are so many businesses that have nothing overlapping.

First Data

Owner-Associate Town Hall

January 16, 2019

Corporate functions are going to have some overlap but, you know, we’re going to have an office of — of redeployment and give everybody an opportunity if somehow there’s two and it’s going to move to one, to find them a job. I think it’s important during this period, you know, to always, always remember that the best employees we have are the employees inside the company. I think we should be redeploying talent right now all the time, you know, and not looking to the outside but staying to the inside for our talent.

MEGAN MEANY: So the overall message is this is not something to worry about. This is something to be excited about and dive into. It’s —

FRANK BISIGNANO: — I’m probably the only guy that’s got to worry about it because I went and did it and now I’ve got to make it work really, really, really, really well.

MEGAN MEANY: So far so good.

FRANK BISIGNANO: So assume — assume I’m worried enough for everybody.

First Data

Owner-Associate Town Hall

January 16, 2019

MEGAN MEANY: We like your track record. We like your track record.

FRANK BISIGNANO: Assume I’m worried enough for everybody.

MEGAN MEANY: Any — any legal issues we need to know about as OAs moving forward?

FRANK BISIGNANO: I don’t — I don’t — you know, senior leaders will have some things they need to know.

MEGAN MEANY: Send out to us via —

FRANK BISIGNANO: — And we’ll send all — Adam — Adam, our General Counsel, will do a fabulous job with making everybody know the dos and don’ts. I think look at if you’re sitting in Omaha today and — and you’re in the print shop, we’re going to have double the print business we had. You know, there’s so — we’re going to have like, you know, we’re going to be the biggest customer of the post office. I don’t know if that’s good or bad but, you know, maybe the Postmaster General can send me a Christmas card.

MEGAN MEANY: So historic day, obviously. Any — any —

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: — Which he did, by the way.

MEGAN MEANY: — Final — any final closing words to everybody? Our existing client base, we covered the excitement for them, how nimble and —

FRANK BISIGNANO: — Yeah. I — I would say —

MEGAN MEANY: — We can be.

FRANK BISIGNANO: — Look at — I was in Milwaukee this morning and the mood there is fabulous.

MEGAN MEANY: Okay.

FRANK BISIGNANO: Milwaukee is headquarters for Fiserv but it is a little bit like many companies, even this company in some ways, headquarters doesn’t signify some big tower. There’s probably more people in Atlanta than in Milwaukee. And Atlanta and Omaha will probably be two of our biggest cities in — in they have a big Atlanta presence, we have a big Atlanta presence.

And that’s when you hear about footprint optimization. Well ultimately, our objective is to have the best facilities, the best programs and be able to have people work in the most collaborative environments. So you know, I — when I was out there, I thought the mood was fabulous. I hope the mood is fabulous on every floor, in every building for our people.

First Data

Owner-Associate Town Hall

January 16, 2019

Things like this are very, very special. It’s not the biggest transaction in the world but it’s the biggest transaction in this space that’s ever been done. And it will not be paralleled. I don’t — I don’t — I don’t see anybody matching the hand we have. Our imbedded — we are bank-centric and they are bank-centric and nobody else has that, and our ability to deliver imbedded product will be unparalleled.

MEGAN MEANY: But there is still work to be done. There’s some time on the deal. We shouldn’t be going out and doing deals with them just yet. There’s —

FRANK BISIGNANO: — Right.

MEGAN MEANY: — Six to twelve months —

FRANK BISIGNANO: — I’m in charge — I’m in charge of that.

MEGAN MEANY: Got it.

FRANK BISIGNANO: — Or Adam is.

MEGAN MEANY: Got it.

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: Doing your job and continue to create those earnings and continue to help us grow. And you know, I’ll — I’ll have a separate conversation with senior leaders today in — in helping them think about how to lead their people through this time. Because some people will have questions and we’re going to set up all the right avenues for people to surface their questions and concerns and we’re going to have all the right processes. And you know, I think there’s a lot of talent in this company that have been through mergers and integrations and I think it will be something that we have to demonstrate a very strong hand at and do with a very good people touch, too.

MEGAN MEANY: And do you want to tell us anything more about the — the CEO of Fiserv and your synergy with him?

FRANK BISIGNANO: Our synergies. I think, you know, look, we had dinner, the first time we had dinner, you know, I said, “Tell me three things about — I’ll tell you three things about me that you would never know and you tell me three things about you that no one would know.”

MEGAN MEANY: I like that.

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: And we promised each other that we wouldn’t share it. Otherwise, everyone would know it. And — and number one, he shared it, actually, with one of his guys because it came back to me and he was quite stunned. Number one was we completely lined up on, ironically — I mean, it would be something that like had a one-in-a-million chance that two people would have the same exact issue in their life in their teens. It was a positive issue, not a negative.

MEGAN MEANY: Wow, interesting. Okay.

FRANK BISIGNANO: Number two came up very similar —

MEGAN MEANY: — So number one was a human level thing?

FRANK BISIGNANO: Number one — yeah, they were all human — they were all hu--I mean, what are there other than human —

MEGAN MEANY: — I don’t know. I don’t know what —

FRANK BISIGNANO: — We weren’t talking about —

MEGAN MEANY: — Big wigs talk about.

FRANK BISIGNANO: — Our pets.

MEGAN MEANY: Okay.

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: These were three things. Most of them had to do with our lives — they all had to do with our lives.

MEGAN MEANY: Okay.

FRANK BISIGNANO: If that’s what you mean by human.

MEGAN MEANY: Yes, that’s what I mean.

FRANK BISIGNANO: Here’s — there’s a time I’m sure we get to this. Number two is, I’d say, our backgrounds are very similar, even though he’s Japanese and I’m Italian.

MEGAN MEANY: What can you tell us about his background?

FRANK BISIGNANO: I’m not telling you anything about what we told each other —

MEGAN MEANY: — These are all dead-end questions —

FRANK BISIGNANO: — That other people don’t — I’m giving you input. Get your decoder ring out.

MEGAN MEANY: Okay.

FRANK BISIGNANO: And then three is, you know, at the end of the day, he grew up in the streets of LA and I grew up in the streets of Brooklyn. And it could be East Coast and West Coast but it’s way more similar than dissimilar.

First Data

Owner-Associate Town Hall

January 16, 2019

So you know, I think we concluded on that level we were way more alike than not. I think, you know, he has delivered shareholder value that I actually think is — you know, all you’ve got to do is look at their PE multiple and, you know, you know what type of value he’s delivered. And for us, that’s been aspirational.

So you know, it’ll — it’ll — it’ll be good. It’ll be fun. It doesn’t mean we’ll agree every day but, you know, the hardest part is to get a merger agreement done.

MEGAN MEANY: Right.

FRANK BISIGNANO: If you’re happy the next morning, right, then you did a pretty good job. So that’s where we are today.

MEGAN MEANY: And I wasn’t totally clear, is it clear yet, do we know, will the headquarters be New York?

FRANK BISIGNANO: I think — I think —

MEGAN MEANY: — Multiple headquarters?

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: Yeah, I — here’s — here’s like something else sending people into a catatonic state. You know, and — and I don’t know, hopefully the — everybody is not videoing the video, like our principal executive office is what we call New York. Our headquarters were Atlanta. It had nothing to do with running the company. It had nothing to do. And the only reason we even had this line, the principal executive office is New York, is we had to describe what the heck we were doing here in New York.

But what we were doing here is running the company. He believes that we should be here doing it here, and I believe that we should be here doing it here. And I — I don’t think in this day and age, this concept of where your headquarters — where your company’s headquarters is actually means where the day-to-day running decisions of business is occurring. It’s completely different.

And that’s not true for every company for — but ironically, for both of our companies. They’re headquartered in Milwaukee but it’s not where they have most of their people by any means. And most of their leadership doesn’t — I mean, they all have offices in Milwaukee just like back in — at one point we all had offices in Atlanta, but it’s not like where everybody lives and spends their time. So we’re more similar in that than dissimilar. And I wouldn’t have headquarters on my thought list for any employee in the company.

First Data

Owner-Associate Town Hall

January 16, 2019

MEGAN MEANY: Well, I imagine there will — you know, as with any huge change, there will continue to be updates over the next few months.

FRANK BISIGNANO: Oh, yes, there will.

MEGAN MEANY: All we can do is sort of put our head down, focus on our clients —

FRANK BISIGNANO: — You’re actually in charge of the merger update letter.

MEGAN MEANY: Oh. Oh, okay. Good to know.

FRANK BISIGNANO: That’s a job we’ve got.

MEGAN MEANY: Good to know. It’s going to be a late night. And we will take — take the info as we receive it, right. And until then, it’s — it’s business as usual. Anything else you think might be on everyone’s mind that you want to —

FRANK BISIGNANO: — I — I do say that we should set up a — and do it in probably —

MEGAN MEANY: — We have another Town Hall coming up.

First Data

Owner-Associate Town Hall

January 16, 2019

FRANK BISIGNANO: — HR — good — in the HR — in the HR head’s office. You know, merger questions.

MEGAN MEANY: Right, benefits —

FRANK BISIGNANO: — Have a mailbox for merger questions.

MEGAN MEANY: Okay. And I think it’s around February 7th is our next Town Hall. We can get some OA questions going then, include some there. So huge day. Congratulations. We’re all excited. Anything else you want to share before I let everyone go back to work?

FRANK BISIGNANO: Have a good day.

MEGAN MEANY: Have a good day.

FRANK BISIGNANO: Have a good day.

MEGAN MEANY: There you have it —

FRANK BISIGNANO: — Thank you, everybody.

MEGAN MEANY: — From the man himself. Thanks, everyone, for tuning in. We know you’re all busy and we appreciate you joining us last-minute. Go celebrate but by that I mean business as usual, and we’ll see on you February 7th. See ya.

[END]